Exhibit 4.116

Dated on: April 9, 2015

iSTAR Capital International Co. Limited

(“iSTAR Capital International”)

and

iSTAR Management Limited

(“iSTAR Management”)

and

Tianfeng Securities Co., Ltd.

(“Buyer”)

and

Beijing Fuhua Innovation & Technology Development Co., Ltd.

(“Guarantor”)

Agreement for Sale of 100% Equities of iSTAR International Futures Co. Limited and 100% Equities of iSTAR International Wealth Management Co. Limited

Supplement (1)

This Agreement dated on April 9, 2015 is signed and entered into by and among the following Parties.

Contracting Parties:

(1) ISTAR CAPITAL INTERNATIONAL CO. LIMITED, a limited company registered in British Virgin Islands, with the registered office at P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands (“iSTAR Capital International”);

(2) ISTAR MANAGEMENT LIMITED, a limited company registered in British Virgin Islands, with the registered office at P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands (“iSTAR Management”, collectively referred to as the “Transferors” together with iSTAR Capital International)

(3) Tianfeng Securities Co., Ltd., a company limited by shares that is registered and organized in Wuhan, Hubei, China, with the registered office at 37F, Tower A, Poly Plaza, No. 99 of Zhongnan Road, Wuchang District, Wuhan, Hubei, China (the “Buyer”); and

(4) Beijing Fuhua Innovation & Technology Development Co., Ltd., a limited liability company registered and organized in Beijing, China, with the registered address at Rooms 938-941, Tower C, International Enterprise Building, No.35 of Finance Street, Xicheng District, Beijing, China (the “Guarantor”).

1.	On March 30, 2015, the Contracting Parties signed a sale & purchase agreement about the 100% equity of iSTAR International Futures Co. Limited and iSTAR international Wealth Management Co. Limited (the “Agreement”).

2.	Pursuant the Agreement, the Buyer need to pay HK$ 40 million to the bank account designated by iSTAR Capital International and iSTAR Management within 10 working days after the sign of the Agreement

3.	As limited by the laws and regulations in PRC, the Buyer cannot pay the HK$ 40 million as required in the Agreement.

Now therefore, the Contracting Parties reach and enter into an agreement as follows:

1.	The Buyer pays RMB 33 million to the Guarantor within 5 working days after the sign of the Supplement (1).
2.	The Guarantor need to pay back the RMB 33 million to the Buyer within 5 working days after the Buyer paid all the considerations pursuant to the Agreement.
3.	Hereunder is the bank accounts detail of the Guarantor to receive the RMB 33 million.
4.	For the clauses do not mentioned in the supplement (1), the Contracting Parties execute pursuant to the Agreement.

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In witness whereof, this Agreement is signed on the date stated on the first page.

Signed by

Wang Jun

For and on behalf of iSTAR Capital International Co. Limited

Signed by

Wang Jun

For and on behalf of iSTAR Management Limited

Signed by

Wu Jiangang

For and on behalf of Tianfeng Securities Co., Ltd.

Signed by

Wang Jun

For and on behalf of Beijing Fuhua Innovation & Technology Development Co., Ltd.